FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒      Form 40-F     ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐      No     ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 7th June, 2004	Efstratios-Georgios (Takis) Arapoglou
Chairman — Governor

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Athens, 7/6/2004

National Bank of Greece announces that on 18 May 2004 the Ordinary General Meeting of its Shareholders decided, inter alia, on the Bank’s share capital increase by € 344,328,417, through capitalization of reserves, and the issue of 76,517,426 new ordinary registered shares of a nominal value of € 4.50 each, to be distributed as bonus shares to the Bank’s shareholders at a ratio of 3 new ordinary registered shares for every 10 old shares.

The Bank’s share capital increase and the resulting issue of the new bonus shares were ratified by the Ministry of Development, by virtue of Decision under Prot No K2 6618/4.6.2004.

Beneficiaries of the bonus shares are the Bank’s shareholders as at the closing of the Athens Exchange session of Thursday, 10 June 2004.

The shares shall be traded on the Athens Exchange without right to bonus shares as of Friday, 11 June 2004. As from the same date the opening price of the Bank’s shares at the Athens Exchange shall be determined pursuant to Decision no 45 of the Athens Exchange’s Board of Directors, as in force.

The new shares shall be released to the beneficiary shareholders in dematerialized form and credited to their accounts via the Central Securities Depository S.A. within the time limits prescribed by law, following the Bank’s relevant announcement.

For further information, please call 1 +30 210.33.43.411 – 412.